UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                        BPI Packaging Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   05562T 10 5
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                                 (CUSIP Number)


Neil H. Aronson,  Esquire,  O'Connor, Broude & Aronson, 950 Winter Street,
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Suite 2300, Waltham, Massachusetts 02154  Tel: (617) 890-6600
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                December 30, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)


                                  SCHEDULE 13D

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CUSIP NO. 05562T 10 5                                    PAGE      OF      PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C. Jill Beresford
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*
     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRECD PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canadian
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        NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH
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7    SOLE VOTING POWER
     81,612 shares underlying an option exercisable within the next sixty days
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8    SHARED  VOTING POWER  1,225,022 - 3,200 shares owned in joint  tenancy with
     Gregory M. Davall and 1,221,822 shares are owned by Beresford Packaging, Inc. (subsequently amalgamated into Beresford Box Company Limited), a Canadian corporation, of which the reporting person owns a one hundred percent interest.
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9    SOLE  DIPOSITIVE  POWER 122,418  shares  underlying  an option  exercisable within the next sixty days.
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10   SHARED  DISPOSTIVE  POWER  1,225,022 - 3,200 shares owned in joint  tenancy with Greg ory M. Davall and 1,221,822 shares are owned by Beresford Packaging, Inc. (subse quently amalgamated into Beresofrd Box Company Limited, a Canadian corporation, of which the reporting person owns a one hundred percent interest.
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11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON 1,306,634 -
     3,000 shares owned in joint tenancy with Gregory M. Davall; 1,221,822 shares owned by Beresford Packaging, Inc. (subsequently amalgamated into Beresford Box Company Limited), a Canadian corporation, of which the reporting person owns a one hundred percent interest;a nd 81,612 shares underlying an option exercisable within the next sixty days.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% as of December 31,
     1995 (includes as outstanding 81,612 shares underlying a portion of an option exercisable within the next sixty days).
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14   TYPE OF REPORTING PERSON*

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1.  SECURITY AND ISSUER

     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

ITEM 2.  IDENTITY AND BACKGROUND

     If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

     (a)  Name;

     (b)  Residence or business address;

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

     (f)  Citizenship.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

ITEM 4.  PURPOSE OF TRANSACTION

      State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)   An   extraordinary   corporate   transaction,   such  as  a   merger,
           reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)   Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in item 2, comprise a group within the meaning of
           Section 13(d)(3) of the Act;

     (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

     (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (240.13d-191), whichever is less, by the persons named in response to paragraph (a).

           Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

     (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

     (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

           Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming th persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisitions statements as required by Rule 13d-1(f) (240.13d-(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisitions as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      June 27, 1996                            /s/ C. Jill Beresford
- -----------------------------     --------------------------------------------
          Date                                       Signature

                                  C. Jill Beresford, Vice President of Marketing
                                  ----------------------------------------------
                                                       Name/Title








                                                                       EXHIBIT A

C. Jill Beresford                                                   Schedule 13D

ITEM 1.

     (A)   TITLE OF CLASS OF SECURITIES:  Common Stock

     (B)   NAME OF ISSUER:  BPI Packaging Technologies, Inc.

     (C)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           455 Somerset Avenue, Building #3
           North Dighton, Massachusetts  02764

ITEM 2.

     (A)   NAME OF PERSON FILING:  C. Jill Beresford

     (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           455 Somerset Avenue, Building #3
           North Dighton, Massachusetts  02764

     (C)   PRESENT PRINCIPAL OCCUPATION:

           Vice President of Marketing for
           BPI Packaging Technologies, Inc.
           455 Somerset Avenue, Building #3
           North Dighton, Massachusetts  02764

     (d)   During the last five years, Ms. Beresford has not been convicted in a
           criminal   proceeding   (excluding   traffic  violations  or  similar
           misdemeanors).

     (e) During the last five years, Ms. Beresford has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Ms. Beresford is a Canadian citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

     C. Jill Beresford is the Vice President of Marketing, Treasurer and Director of BPI Packaging Technologies, Inc. She is also a 100 percent stockholder in Beresford Box Company, Ltd., which owns 1,221,822 shares of common stock of BPI Packaging Technologies, Inc. On December 30, 1995, C. Jill Beresford became the 100 percent owner of Beresford Box Company, Ltd., through a redemption transaction which left her as the sole shareholder.

ITEM 4.   PURPOSE OF TRANSACTION.

      Ms. Beresford acquired her interest in the shares for private investment purposes. Ms.Beresford has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)   An   extraordinary   corporate   transaction,   such  as  a   merger,
           reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors of management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)   Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a)   As of December 30,  1995,  1,306,634 or 10.4% - 3,200 shares owned in joint tenancy with Gregory M. Davall; 1,221,822 shares owned by Beresford Packaging, Inc. (subsequently amalgamated into Beresford Box Company Limited), a Canadian corporation, of which the reporting person owns a one hundred percent interest; and 122,418 shares underlying an option exercisable within the next sixty days.

     (b)   (i)  Sole  Voting  Power:   122,418   shares   underlying  an  option
                exercisable within the next sixty days.

          (ii) Shared Voting Power: 1,225,022 - 3,200 shares owned in joint tenancy with Gregory M. Davall and 1,221,822 shares are owned by Beresford Packaging, Inc. (subsequently amalgamated into Beresford Box Company Limited), a Canadian corporation, of which the reporting person owns a one hundred percent interest.

         (iii) Sole Dispositive Power: 122,418 shares underlying an option exercisable within the next sixty days.

          (iv) Shared Dispositive Power: 1,225,022 - 3,200 shares owned in joint tenancy with Gregory M. Davall and 1,221,822 shares are owned by Beresford Packaging, Inc. (subsequently amalgamated into Beresford Box Company Limited), a Canadian corporation, of which the reporting person owns a one hundred percent interest.

     (c)   Not applicable.

     (d) Beresford Packaging, Inc. (subsequently amalgamated into Beresford Box Company Limited) will be entitled to receive the dividends associated with the shares and the proceeds from the sale of the shares. However, C. Jill Beresford is the sole stockholder of Beresford Box Company Limited.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      C. Jill Beresford is the Vice President of Marketing, Treasurer and a director of BPI Packaging Technologies, Inc. She is also a one hundred percent (100%) stockholder in Beresford Packaging, Inc. (subsequently amalgamated into Beresford Box Company Limited). C. Jill Beresford owns an aggregate 1,225,022 shares of Common Stock of BPI Packaging Technologies, Inc. On December 30, 1995,
C. Jill Beresford acquired one hundred percent (100%) ownership of Beresford Box Company Limited from the other stockholders of Beresford Box Company Limited.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.